Exhibit to Accompany Item 77j
Form N-SAR

SPARX Japan Fund (the "Fund")


According to the provisions of Statement of Position
93-2 (SOP 93-2) "Determination, Disclosure and
Financial Statement Presentation of Income, Capital
Gain and Return of Capital Distributions by
Investment Companies," the Fund is required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). As a result, the Fund has recorded adjustments to increase undistributed net investment income (loss) by $61,831, and decrease accumulated net realized gain on investments and foreign currency transactions by $61,831 for the year ended October 31, 2004.

This reclassification has no impact on the net asset value of the Fund and is designed to present the Fund's capital account on a tax basis.